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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

Cassidy                            Terrence              S.
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   (Last)                           (First)             (Middle)

156 West 56th Street, Suite 2001
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                                    (Street)

New York                            New York             10019
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

 NWH, Inc. (NWIR)
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

9/02

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

President, Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================


                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          09/30/02          G     V      22,000      (D)
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Common Stock                          09/30/02          G     V         500      (D)
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Common Stock                          09/30/02          G     V         500      (D)
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Common Stock                          09/30/02          G     V         500      (D)
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Common Stock                          09/30/02          G     V         500      (D)
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Common Stock                          09/30/02          G     V         500      (D)
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                                                                                                  384,500         (D)         (1)
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                                                                                                   50,000         (I)         (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Option              $14.50   2/07/02       V    21,153 (A)   2/7/02  2/7/07    Common Stock 21,153
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Option              $14.86   7/15/02       V    50,000 (A)   7/15/02 7/15/07   Common Stock 50,000
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                                                                                                          87,819    (D)
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====================================================================================================================================

Explanation of Responses:
(1)      Does not include shares owned beneficially issuable upon exercise of options.
(2)      Shares owned by a family trust.  Reporting Person disclaims beneficial ownership of 25,000 shares.



                                                                   /s/ Terrence S. Cassidy                                 9/30/02
                                                                -------------------------------                          -----------
                                                                **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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